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                              June 7, 2021

       Jeffrey DeNunzio
       Chief Executive Officer
       Fast Track Solutions, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Fast Track
Solutions, Inc.
                                                            Amendment No. 4 to
Form 10-12G
                                                            Filed May 20, 2021
                                                            File No. 000-56262

       Dear Mr. DeNunzio:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10

       General

   1. We note your response to prior comment 2 and your Rule 145(a) analysis. However, it appears that the
reorganization and the resulting change in the nature of the shareholders investment may still
constitute a    sale    under Section 2(a)(3) of the Securities Act. For
                                                        guidance, please see
Section 203.02 of our Compliance and Disclosure Interpretations
                                                        (Securities Act
Sections), which is available on our website. Please provide your analysis with specific facts
regarding the reorganization and the number and type of Sauer Energy,
                                                        Inc.   s shareholders.
Alternatively, tell us the section of the Securities Act or the rule of the Commission under
which exemption from registration was claimed and state the facts relied upon to make the
exemption available.
 Jeffrey DeNunzio
Fast Track Solutions, Inc.
June 7, 2021
Page 2

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameJeffrey DeNunzio                      Sincerely,
Comapany NameFast Track Solutions, Inc.
                                                        Division of Corporation
Finance
June 7, 2021 Page 2                                     Office of Real Estate &
Construction
FirstName LastName